SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the period ended October 28, 2003


               VERB EXCHANGE, INC.                          000-30683
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 (Translation of Registrant's name into English)           SEC File No.

                                       N/A
                                  (Former name)

 Suite 908, 1055 Dunsmuir Street, P. O. Box 49266, Vancouver, BC, Canada V7X 1L2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

               Form 20-F     X                Form 40-F
                          -------                        --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                      No     X
                          --------                -------




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     Verb Exchange Inc. announced on October 28, 2003 the appointment of two senior positions. Graeme Byrne has been appointed as Chief Operating Officer, and Lance Garrick has been appointed as Vice President, Agency Channels.

     As C.O.O. Mr. Byrne will oversee all operations, facilities, human resources, call centre and the project management office while Mr. Garrick will be responsible for the growth and performance of the Certified Agency program.

     Mr. Byrne brings 18 years experience in technology and telecommunications to Verb Exchange, with a background in software development, project management, telecommunications and operations, and has worked overseas for multi-national companies including Digital Equipment, ABB (Asea Brown Boveri) and Telus Inc. Mr. Byrne has a Bachelors degree in computer science from Trinity College in Dublin, Ireland.

     Mr. Garrick comes to Verb Exchange with specific expertise in the areas of business planning, marketing and sales strategy, partnership marketing and channel management. He has a strong telecom background, having consulted for and held executive positions with leading firms including AT&T and AT&T Broadband. Prior to telecom, Mr. Garrick spent several years with Coors Brewing Company where he developed the strategic planning process and business models creating integration between field-deployed business operating units and corporate headquarters, across a 3-tiered distribution system. Mr. Garrick has an MBA from Purdue University, graduating Magna Cum Laude.

     Verb Exchange also announced that the TSX Venture Exchange has accepted for filing the company's proposal to issue 200,000 share purchase warrants exercisable into 200,000 common shares at an exercise price Cdn$0.28 per share, exercisable until November 8, 2004, to Zwiss A.V.V. in consideration for extending the repayment date of a loan to the company. The loan has been extended until May 31, 2004, subject to earlier repayment based upon the achievement of specified sales targets by Verb Exchange.

     Further, the company has issued 625,000 common shares to pay Cdn$175,000 of debt owed to parties other than Zwiss A.V.V.

     Statements included in this Report, including statements concerning our plans, intentions and expectations, which are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements.


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     Factors that may affect financial results, future operations and business prospects include, but are not limited to, potential issues arising from the company's licensing arrangements with its platform provider, ongoing relationships with its technology partners ad sales agents, the market for presence communications services and other factors described in the Information Circular dated May 16, 2003 relating to the company's business combination with Millennium Ventures Ltd. and Latice Capital Corp.




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            VERB EXCHANGE, INC.



Date: October 30, 2003                      By:    /s/  David Ebert
                                                 -------------------------------
                                                 David Ebert,
                                                 Chief Financial Officer






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